UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Box Ships Inc. (the “Company”), dated April 30, 2012, announcing the declaration by the Company’s Board of Directors of a quarterly dividend of $0.30 per share with respect to the first quarter of 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: May 1, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

BOX SHIPS INC. DECLARES DIVIDEND OF $0.30 PER SHARE FOR THE FIRST QUARTER OF 2012

ATHENS, Greece, April 30, 2012 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, today announced that the Company’s Board of Directors declared a quarterly dividend of $0.30 per share with respect to the first quarter of 2012, payable on or about May 18, 2012 to shareholders of record as of the close of business on May 11, 2012.

Commenting on the Company’s dividend declaration, Michael Bodouroglou, the Chairman, President and Chief Executive Officer of the Company, stated, “We are pleased to announce our fourth consecutive quarterly dividend since the Company’s IPO in April of 2011. Since then, we have declared dividends totaling in aggregate $1.05 per share to our shareholders.”

The declaration and payment of any future dividend will be determined at the sole discretion of the Company’s Board of Directors.  We cannot assure you that we will pay quarterly dividends with respect to any future quarters in the amount stated above or at all, and our ability to pay dividends will be subject to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

About Box Ships Inc.
Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of seven containerships with a total carrying capacity of 33,237 TEU and a weighted-average age of 4.4 years. The company's shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Statement Regarding Forward-Looking Statement
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts
Robert J. Perri, CFA
Chief Financial Officer,
Box Ships Inc.
011-30 210 891 4600
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300